===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

                                       OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                   to
                                      -----------------    -----------------



                          COMMISSION FILE NO. 33-79826



                    NEWFIELD EXPLORATION COMPANY 401(K) PLAN
        (Full title of the Plan and the address of the Plan, if different from that of the issuer named below)



                          NEWFIELD EXPLORATION COMPANY
                       363 NORTH SAM HOUSTON PARKWAY EAST
                                   SUITE 2020
                              HOUSTON, TEXAS 77060
                                 (281) 847-6000
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


===============================================================================

Item 4. Financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

        Newfield Exploration Company 401(k) Plan
        Financial Statements and Supplemental Schedule

                        INDEX TO FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2002



REPORT OF INDEPENDENT AUDITORS............................................... 1

REPORT OF INDEPENDENT ACCOUNTANTS............................................ 2


FINANCIAL STATEMENTS:

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
         AS OF DECEMBER 31, 2002 AND 2001.................................... 3

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         FOR THE YEAR ENDED DECEMBER 31, 2002................................ 4

     NOTES TO FINANCIAL STATEMENTS........................................... 5


SUPPLEMENTAL SCHEDULE:

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)........ 10

                         REPORT OF INDEPENDENT AUDITORS



Participants and Plan Administrator
Newfield Exploration Company 401(k) Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

                                            /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 10, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Newfield Exploration Company 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the "Plan") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 13, 2002

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001



                                                   2002               2001
                                                   ----               ----

ASSETS
    Investments, at fair value (Note 3)       $   11,744,856    $   11,090,170
    Cash                                              50,296                 -
                                              --------------    --------------
                                                  11,795,152        11,090,170

LIABILITIES
    Pending trades                                    14,314                 -
    Accrued expenses                                     184                 -
                                              --------------    --------------
                                                      14,498                 -
                                              --------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS             $   11,780,654    $   11,090,170
                                              ==============    ==============


                See accompanying notes to financial statements.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net depreciation in fair value of
           investments (Note 3)                           $   (2,065,243)
         Interest and dividends                                  104,003
                                                          --------------
                                                              (1,961,240)

     Contributions
         Company                                               1,438,103
         Participant                                           1,773,473
         Rollovers                                               271,943
                                                          --------------
                                                               3,483,519
                                                          --------------
              Total additions                                  1,522,279

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                            830,037
     Administrative charges                                        1,758
                                                          --------------
              Total deductions                                   831,795
                                                          --------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    690,484

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of year                                        11,090,170
                                                          --------------

     End of year                                          $   11,780,654
                                                          ==============


                See accompanying notes to financial statements.

                   NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 2002 and 2001



NOTE 1 - DESCRIPTION OF PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the "Plan") contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan effective January 1, 1989. All employees of Newfield Exploration Company (the "Company") and certain of its affiliates, other than certain employees covered by collective bargaining agreements and nonresident aliens, are eligible to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may contribute up to 30% (15% prior to January 1, 2002) of their eligible compensation (as defined by the Plan) on a semi-monthly basis. The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant as described in the preceding sentence, up to a maximum of 8% of the participant's compensation for the applicable semi-monthly contribution period. Effective January 1, 2002, the Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The foregoing participant and Company contributions are subject to certain limitations.

Participants may also contribute amounts representing distributions from other qualified plans. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan. Certain administrative fees of the Plan have been paid by the Company.

Participant Accounts: Each participant has accounts that are credited with the participant's contributions, allocations of the Company's matching contributions and Plan earnings. Earnings are allocated by investment fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in Company matching contribution accounts is based on years of service. A participant becomes 20% vested for each year of service and is fully vested after five years of service. An active participant is entitled to 100% of his or her account balances upon retirement, death or disability.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)
                           December 31, 2002 and 2001


NOTE 1 - DESCRIPTION OF PLAN (Continued)

Benefit Payments: On termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump-sum payment, an annuity or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan's financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator of the Plan (the "Plan Administrator") to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value at year end. Quoted market prices are used to value investments in mutual funds and common stock. Shares or units of common collective trusts and pooled separate accounts are valued at the net asset value of shares or units held by the Plan.

The CIGNA Guaranteed Income Fund was valued at fair value as estimated by Connecticut General Life Insurance Company ("CG Life") at December 31, 2001.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)
                           December 31, 2002 and 2001


NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan's net assets at December 31 are as follows:

                                                        2002           2001
                                                        ----           ----

Newfield Exploration Company Common Stock
  (35,804 and 33,219 shares in 2002 and 2001,
  respectively)                                     $ 1,290,738    $ 1,179,620
Diversified Stable Pooled Fund                        2,504,405              -
Diversified Stock Index Fund                          1,659,920              -
Diversified Equity Growth Fund                        1,577,777              -
Diversified Mid-Cap Growth Fund                       1,392,348              -
Diversified Value & Income Fund                       1,101,506              -
Diversified International Equity Fund                 1,055,464              -
Diversified Core Bond Fund                              642,231              -
CIGNA Guaranteed Income Fund                                  -      1,565,338
CIGNA Credit Suisse Capital Appreciation Account              -      1,458,878
CIGNA Fidelity Contrafund Fund                                -        740,642
CIGNA Fidelity Growth & Income Fund                           -        807,273
CIGNA Janus Fund                                              -        570,783
CIGNA Janus Worldwide Fund                                    -        961,014

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

             Mutual funds                           $   250,224
             Common/collective fund                      25,195
             Common stock                                17,491
             Money market fund                              (84)
             Pooled separate accounts                (2,358,069)
                                                    -----------
                                                    $(2,065,243)

NOTE 4 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participated in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund at December 31, 2001 and for the period from January 1, 2002 through September 30, 2002. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. As discussed in Note 2, the CIGNA Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value. The Plan was credited with interest at the interest rates specified in the contract, which ranged from 4.2% to 4.4% for the period from January 1, 2002 through September 30, 2002.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)
                           December 31, 2002 and 2001


NOTE 5 - RELATED-PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Some Plan investments are in mutual funds or common collective funds offered by Diversified Investment Advisors. As Investors Bank and Trust Company ("IBTC") is the trustee of the Plan and IBTC is affiliated with Diversified Investment Advisors, these investments qualify as party-in-interest investments. The Plan held the following party-in-interest investments with the trustee and the Company at December 31, 2002:


Diversified Stable Pooled Fund                                 $    2,504,405
Diversified Stock Index Fund                                        1,659,920
Diversified Equity Growth Fund                                      1,577,777
Diversified Mid-Cap Growth Fund                                     1,392,348
Newfield Exploration Company Common Stock                           1,290,738
Diversified Value & Income Fund                                     1,101,506
Diversified International Equity Fund                               1,055,464
Diversified Core Bond Fund                                            642,231
Participant Loans                                                     184,158
Diversified Money Market Fund                                         104,542
Diversified Mid-Cap Value Fund                                         52,331
Diversified Small Cap Growth Fund                                      50,933
Diversified Small Cap Value Fund                                       34,512
Diversified Intermediate/Long Term Strategic Allocation Fund           20,035
Diversified High Quality Bond Fund                                     19,719
Diversified Intermediate Horizon Fund                                   2,782
Diversified Short Term/ Intermediate Horizon Fund                       1,988

At December 31, 2001, and for the period from January 1, 2002 through September 30, 2002, all investments were held in a combination of pooled separate accounts and a group annuity contract of CG Life (the Plan trustee during this time), Company stock and participant loans.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Plan's assets will be distributed in accordance with the terms of the Plan agreement.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)
                           December 31, 2002 and 2001


NOTE 7 - TAX STATUS

The Internal Revenue Service has determined by a letter dated April 28, 1998 that the Plan, which is a prototype plan, is designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan's financial statements.


NOTE 8 - FORFEITURES

Forfeitures result from Company contributions that remain in the Plan following the termination of employment of participants who had less than 100 percent vested interests in their matching contribution accounts. At December 31, 2002 and 2001, forfeitures of $9,315 and $81,609, respectively, were available to offset Company contributions or pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement. In 2002, Company cash contributions were offset by $58,159 from forfeited non-vested accounts.


NOTE 9 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2002 and 2001, amounts allocated to these individuals totaled $44,146 and $0, respectively.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002


Plan Sponsor:                            Newfield Exploration Company
                                   ------------------------------------------
Employer Identification Number:                   72-1133047
                                   ------------------------------------------
Plan Number:                                         001
                                   ------------------------------------------

                                                                (c)
                                                     Description of Investment,
                          (b)                         Including Maturity Date,                            (e)
             Identity of Issuer, Borrower,                Rate of Interest,                (d)          Current
  (a)          Lessor, or Similar Party                Par, or Maturity Value             Cost           Value
  ---          ------------------------                ----------------------             ----           -----
   *       Diversified High Quality Bond Fund             Mutual Fund                       #        $     19,719
                                                          1,664 units

   *       Diversified Core Bond Fund                     Mutual Fund                       #             642,231
                                                          50,930 units

   *       Diversified Short Term/                        Mutual Fund                       #               1,988
             Intermediate Horizon Fund                     225 units

   *       Diversified Intermediate Horizon Fund          Mutual Fund                       #               2,782
                                                           286 units

   *       Diversified Value & Income Fund                Mutual Fund                       #           1,101,506
                                                          61,127 units

   *       Diversified Stock Index Fund                   Mutual Fund                       #           1,659,920
                                                         242,324 units

   *       Diversified Intermediate/Long                  Mutual Fund                       #              20,035
             Term Strategic Allocation Fund               2,134 units

   *       Diversified Mid-Cap Growth Fund                Mutual Fund                       #           1,392,348
                                                         184,907 units

   *       Diversified Equity Growth Fund                 Mutual Fund                       #           1,577,777
                                                         111,111 units

   *       Diversified Mid-Cap Value Fund                 Mutual Fund                       #              52,331
                                                          5,726 units

   *       Diversified International Equity Fund          Mutual Fund                       #           1,055,464
                                                         103,680 units

   *       Diversified Small Cap Value Fund               Mutual Fund                       #              34,512
                                                          4,032 units

* - Denotes party in interest
# - Investments are participant-directed, therefore, cost information is not required.

                    NEWFIELD EXPLORATION COMPANY 401(k) PLAN
  SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)--(Continued)
                                December 31, 2002


Plan Sponsor:                            Newfield Exploration Company
                                   ------------------------------------------
Employer Identification Number:                   72-1133047
                                   ------------------------------------------
Plan Number:                                         001
                                   ------------------------------------------

                                                                (c)
                                                     Description of Investment,
                          (b)                         Including Maturity Date,                            (e)
             Identity of Issuer, Borrower,                Rate of Interest,                (d)          Current
  (a)          Lessor, or Similar Party                Par, or Maturity Value             Cost           Value
  ---          ------------------------                ----------------------             ----           -----

   *       Diversified Small Cap Growth Fund                Mutual Fund                     #        $     50,933
                                                            4,940 units

   *       Newfield Exploration Company                    Common Stock                     #           1,290,738
                                                           35,804 shares

   *       Diversified Stable Pooled Fund                 Collective Trust                  #           2,504,405
                                                           182,790 units

   *       Diversified Money Market Fund                   Money Market                     #             104,542
                                                           9,843 units

           Personal Choice Account                        Self directed accounts            #              49,467

   *       Participant Loans                              Interest rates ranging
                                                          from 5.25% to 5.96%                             184,158
                                                                                                     ------------

                                                                                                     $ 11,744,856

* - Denotes party in interest
# - Investments are participant-directed, therefore, cost information is not required.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      NEWFIELD EXPLORATION COMPANY
                                      401(K) PLAN



Date:  July 10, 2003                  By: /s/ MONA LEIGH BROUSSARD
                                          ------------------------------------
                                          Mona Leigh Broussard
                                          Plan Administrator

                                INDEX TO EXHIBITS


EXHIBIT NUMBER             DESCRIPTION
--------------             -----------

    23.1     Consent of Independent Auditors - Crowe Chizek and Company LLC

    23.2     Consent of Independent Accountants - PricewaterhouseCoopers LLP

    99.1 Certification of Plan Administrator of the Newfield Exploration Company 401(k) Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002